

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

<u>Via E-Mail</u>
Robert W. D'Loren, Chief Executive Officer
Xcel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018

     Re: **Xcel Brands, Inc.**
            Form 8-K for the Report Date of September 29, 2011
            File No. 000-31553
            Filed October 5, 2011

Dear Mr. D'Loren:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Matthew Crispino

                           Matthew Crispino
                           Staff Attorney

cc: Brad Shiffman, Esq.
       Blank Rome LLP